SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EMC INSURANCE GROUP INC.

Name of Subject Company (Issuer)

EMC INSURANCE GROUP INC.

EMPLOYERS MUTUAL CASUALTY COMPANY

OAK MERGER SUB, INC.

(Names of Filing Persons (other person(s)))

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

268664109

(CUSIP Number of Class of Securities)

EMC Insurance Group Inc. 717 Mulberry Street Des Moines, IA 50309 Attention: Todd A. Strother Telephone: (515) 280-2511	Employers Mutual Casualty Company 717 Mulberry Street Des Moines, IA 50309 Attention: Todd A. Strother Telephone: (515) 280-2511

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven R. Barth Foley & Lardner LLP 777 E. Wisconsin Avenue Milwaukee, Wisconsin 53202-5306 Telephone: (414) 271-2400	John M. Schwolsky and Laura Delanoy Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$371,260,941	$44,997

*

The maximum aggregate value was determined based upon the sum of: (1) 10,167,430 shares of common stock (including shares subject to restricted share units and shares of restricted common stock) multiplied by $36 per share (excluding shares of common stock held by Employers Mutual Casualty Company (“EMCC”), any subsidiary of EMCC, Oak Merger Sub, Inc., EMC Insurance Group Inc. (the “Company”) or any subsidiary of the Company); and (2) stock options to purchase 246,745 shares of common stock with an exercise price per share below $36.00 multiplied by $21.21 per share (the difference between $36.00 and the weighted average exercise price of $14.79 per share).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001212.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $44,997	Filing Party: EMC Insurance Group Inc.

Form or Registration No.: Schedule 14A	Date Filed: June 24, 2019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Employers Mutual Casualty Company (“EMCC”), an Iowa mutual insurance company, (ii) Oak Merger Sub, Inc., an Iowa corporation and a wholly owned subsidiary of EMCC (“Merger Sub,” and together with EMCC, the “Parent Parties”), and (iii) EMC Insurance Group Inc., an Iowa corporation (the “Company,” and collectively with the Parent Parties, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 8, 2019 (the “Merger Agreement”), by and among EMCC, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Iowa law as the surviving corporation (the “Merger”).  At the effective time of the Merger, each share of common stock, par value $1.00 per share, of the Company, that is issued and outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive merger consideration equal to $36 per share in cash, without interest and less any required withholding taxes, other than shares of common stock that are (i) held by Merger Sub, EMCC, the Company or any subsidiary of EMCC or the Company and (ii) held by shareholders who have demanded and perfected their right to appraisal of their shares in accordance with Division XIII of the Iowa Business Corporation Act and have not withdrawn or otherwise lost such rights to appraisal.  Upon completion of the Merger, the Company’s shares of common stock will no longer be publicly traded, and shareholders (other than EMCC) will cease to have any ownership interest in the Company.

The board of directors of the Company (the “Board”) (with Bruce G. Kelley abstaining to avoid any potential conflict of interest), and based on the unanimous recommendation of a special committee of independent and disinterested directors, for purposes of serving on the special committee, that was established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)), has unanimously (a) determined that the transactions contemplated by the Merger Agreement, including the Merger, are fair to, advisable and in the best interests of, the Company’s shareholders, other than EMCC, Merger Sub, the Company or any subsidiary of EMCC or the Company and the executive officers and directors of the Company, EMCC and its respective subsidiaries (such shareholders, which include unaffiliated security holders (as defined under Rule 13e-3(a)(4) of the Exchange Act, the “public shareholders”), (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, and (c) resolved to recommend that the public shareholders vote for the adoption of the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of at least a majority of all shares of common stock entitled to vote on adopting the Merger Agreement and (ii) the holders of at least a majority of the outstanding common stock owned by the public shareholders, and entitled to vote on adopting the Merger Agreement.

The Board determined to limit its recommendation to adopt the Merger Agreement to the public shareholders and to not extend such recommendation to EMCC on the basis that the interests of EMCC, as a shareholder, materially differed from the public shareholders and the belief of the Board that it would not be appropriate to recommend to EMCC that EMCC vote to adopt the Merger Agreement in which it effectively was the purchaser of the common stock to be converted in the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items in Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company, and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

EMC Insurance Group Inc.

717 Mulberry Street

Des Moines, IA 50309

(515) 280-2511

(b) Securities. The class of securities to which this Transaction Statement relates is the Company’s common stock, par value $1.00 per share, of which 21,672,325 shares were issued and outstanding as of May 31, 2019.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Market Price of the Company’s Common Stock and Dividends”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Market Price of the Company’s Common Stock and Dividends”

“The Merger Agreement—Covenants and Agreements—Conduct of Business Prior to the Effective Time of the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Transactions in Common Stock”

Item 3. Identity and Background of the Filing Persons

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding EMC Insurance Group Inc.”

“Important Information Regarding EMCC and Merger Sub”

“The Parties to the Merger”

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of Transaction”

“The Special Meeting—Required Vote”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Cancellation of Shares of Company Common Stock”

“The Merger Agreement—Merger Sub Common Stock”

“The Merger Agreement—Treatment of Stock Options, Restricted Shares and Restricted Share Units”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Conditions Precedent to the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Cancellation of Shares of Company Common Stock”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—Dissenters’ Rights of Appraisal”

“Dissenters’ Rights to Appraisal”

Annex B: Division XIII of the Iowa Business Corporation Act

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Public Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Important Information Regarding EMC Insurance Group Inc.—Transactions in Common Stock”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Interests of Certain Persons in the Merger”

“The Merger Agreement”

Annex A: Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—No Solicitation; No Adverse Company Recommendation”

“The Special Meeting—Required Vote”

“The Merger Agreement—Termination”

“The Merger Agreement—Effect of Termination”

Annex A: Merger Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Cancellation of Shares of Company Common Stock”

“The Merger Agreement—Treatment of Stock Options, Restricted Shares and Restricted Share Units”

(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Cancellation of Shares of Company Common Stock”

“The Merger Agreement—Treatment of Stock Options, Restricted Shares and Restricted Share Units”

“Important Information Regarding EMC Insurance Group Inc.—Market Price of the Company’s Common Stock and Dividends”

Annex A: Merger Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Summary Term Sheet—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Summary Term Sheet—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Consideration to be Received in the Merger”

“The Merger Agreement—Cancellation of Shares of Company Common Stock”

“The Merger Agreement—Treatment of Stock Options, Restricted Shares and Restricted Share Units”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Summary Term Sheet—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Summary Term Sheet—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Summary Term Sheet—Treatment of EMCC and Company Equity Awards”

“Summary Term Sheet—Interests of Certain Persons in the Merger”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Financial Projections Prepared by the Company”

“Special Factors—Financial Projections Prepared by Sandler O’Neill”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Alternatives to the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Important Information Regarding EMC Insurance Group Inc.”

Annex C: Opinion of Sandler O’Neill & Partners, L.P.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Summary Term Sheet—Conditions Precedent to the Merger”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions Precedent to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

Annex C: Opinion of Sandler O’Neill & Partners, L.P.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Recommendation of the Company’s Board”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Summary of Financial Analyses of Boenning & Scattergood, Inc.”

“Where You Can Find Additional Information”

Annex C: Opinion of Sandler O’Neill & Partners, L.P.

Presentations to the Special Committee of the Board of Directors of the Company on January 8, February 5, February 22, March 5, March 22 and May 8, 2019 are filed as Exhibits (c)(2)–(c)(7), respectively, and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Source of Funds”

“Special Factors—Source of Funds”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Merger Agreement—Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding EMC Insurance Group Inc.—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Shareholder Votes for the Merger”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“The Special Meeting—Required Vote”

“The Merger Agreement—Covenants and Agreements—Shareholders’ Meeting and Approval”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—EMCC’s and Merger Sub’s Purpose and Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Position of EMCC and Merger Sub as to the Fairness of the Merger to Public Shareholders”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding EMC Insurance Group Inc.—Summary Historical Consolidated Financial Data”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Financial Advisor to the Special Committee”

“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not applicable.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Proxy Statement of EMC Insurance Group Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on July 16, 2019 (the “Proxy Statement”)).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Officer’s Letter (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of a Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release of EMC Insurance Group Inc., dated as of November 20, 2018 (incorporated herein by reference to Exhibit 99 to the Form 8-K filed with the Securities and Exchange Commission on November 21, 2018).

(a)(6) Press Release of EMC Insurance Group Inc., dated as of January 9, 2019 (incorporated herein by reference to Exhibit 99 to the Form 8-K filed with the Securities and Exchange Commission on January 9, 2019).

(a)(7) Press Release of EMC Insurance Group. Inc. and Employers Mutual Casualty Company, dated as of May 9, 2019 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on May 9, 2019).

(b) None.

(c)(1) Opinion of Sandler O’Neill & Partners, L.P. (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)* Presentation to the Special Committee of the Board of Directors of the Company, dated January 8, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(3)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 5, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(4)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 22, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(5)* Presentation to the Special Committee of the Board of Directors of the Company, dated March 5, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(6)* Presentation to the Special Committee of the Board of Directors of the Company, dated March 22, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(7)* Presentation to the Special Committee of the Board of Directors of the Company, dated May 8, 2019, presented by Sandler O’Neill & Partners, L.P., provided to the Special Committee.

(c)(8)* Presentation of Financial Analysis of Boenning & Scattergood, Inc. to the Board of Directors of Employers Mutual Casualty Company, dated November 15, 2018.

(d) Agreement and Plan of Merger, dated May 8, 2019, by and among Employers Mutual Casualty Company, Oak Merger Sub, Inc. and EMC Insurance Group Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Division XIII of the Iowa Business Corporation Act (incorporated herein by reference to Annex B of the Proxy Statement).

(g) None.

* Previously filed as an exhibit to the Schedule 13E-3 filed by the Filing Persons on June 24, 2019.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this amended statement is true, complete and correct.

Dated as of July 16, 2019

EMC INSURANCE GROUP INC.

By:	/s/ Todd A. Strother
	Name:	Todd A. Strother
	Title:	Senior Vice President — Chief Legal Officer and Secretary

OAK MERGER SUB, INC.

By:	/s/ Mark E. Reese
	Name:	Mark E. Reese
	Title:	Chairman, President, Chief Financial Officer and Treasurer

EMPLOYERS MUTUAL CASUALTY COMPANY

By:	/s/ Mark E. Reese
	Name:	Mark E. Reese
	Title:	Senior Vice President — Chief Financial Officer